                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                    Providence and Worcester Railroad Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    743737108
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                                 (CUSIP Number)

   Margaret D. Farrell, 1500 Fleet Center, Providence, RI 02903 (401) 274-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule  because of Rule  13d-1(e),  13d-1(f) or 13d-1(g),  check the following box. [ ]

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all  exhibits.  See Rule  240.13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes). CUSIP NO. 140430 10 9

i.

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
         Stephen J. Carlotti
         ------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group*             (a)      [  ]
                                                                       (b)      [X]
         ------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
         ------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         OO
         ------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                       [    ]
         Not Applicable
         ------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         United States of America
         ------------------------------------------------------------------------------------------------------------
                           (7)      Sole Voting Power

Number of                           842,842
Shares                     ------------------------------------------------------------------------------------------
Beneficially               (8)      Shared Voting Power
Owned by                            0
Each                       ------------------------------------------------------------------------------------------
Reporting                  (9)      Sole Dispositive Power
Person With                         842,842
                           ------------------------------------------------------------------------------------------
                           (10)     Shared Dispositive Power
                                    0
                           ------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         842,742
         -----------------------------------------------------------------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                            [   ]

         -----------------------------------------------------------------------------------------------------------

ii.
(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
         Robert H. Eder 2005 Trust
         ------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group*             (a)      [  ]
                                                                       (b)      [X]
         ------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
         ------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         OO
         ------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                       [    ]
         Not Applicable
         ------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         United States of America
         ------------------------------------------------------------------------------------------------------------
                           (8)      Sole Voting Power
Number of                           768,162
Shares                     ------------------------------------------------------------------------------------------
Beneficially               (9)      Shared Voting Power
Owned by                            0
Each                       ------------------------------------------------------------------------------------------
Reporting                  (10)     Sole Dispositive Power
Person With                         768,162
                           ------------------------------------------------------------------------------------------
                           (11)     Shared Dispositive Power
                                    0
                           ------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         768,162
         -----------------------------------------------------------------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                            [   ]

         -----------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

Common  Stock,  $.50 par  value  per  share  ("Common  Stock").  Providence  and
Worcester Railroad Company, 75 Hammond Street, Worcester, MA 01610.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)       (i) Stephen J. Carlotti
         (ii) Robert H. Eder 2005 Trust

(b)      (i), (ii)         c/o Hinckley, Allen & Snyder, LLP
                           1500 Fleet Center
                           Providence, Rhode Island 02903

(c)      (i) Partner, Hinckley, Allen & Snyder LLP
             1500 Fleet Center
             Providence, Rhode Island 02903

        (ii) Trust

         (d)      (i), (ii) None

         (e)      (i), (ii) None

(f)      (i), (ii) United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Except  for 100  shares of the  issuer's  common  stock  owned  directly  by Mr.
Carlotti,  the securities described herein as beneficially owned by Mr. Carlotti were  transferred by Robert H. Eder and Mr. Eder's spouse,  Linda Eder, into two separate trusts, the Robert H. Eder 2005 Trust and the Linda Eder 2005 Trust, of
which Mr.  Carlotti  is  trustee.  The Robert H. Eder 2005 Trust  holds  768,162 shares of the  issuer's  common stock and the Linda Eder 2005 Trust holds 74,580 shares of the issuers common stock.  The shares held by Mr.  Carlotti as trustee of the aforementioned  trusts and by the Robert H. Eder 2005 Trust were acquired by Mr. and Mrs. Eder with their personal funds.  The shares held directly by Mr.
Carlotti were acquired with his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

Except  for 100  shares of the  issuer's  common  stock  owned  directly  by Mr.
Carlotti, the shares described herein were transferred by Robert H. Eder and his spouse,  Linda Eder into the Robert H. Eder 2005 Trust and Linda Eder 2005 Trust by Robert H. Eder of which Mr.  Carlotti  serves as trustee for estate  planning purposes. Mr. Eder who serves as a Director of the issuer, and his spouse, Linda
Eder,  acquired  the  shares  held by the  trusts  over  time as an  investment.
Pursuant to the trust  agreements,  Mr. Carlotti has sole power and control over the voting,  transfer and disposition of such shares.  None of Mr. Carlotti,  in his capacity as trustee, nor the Robert H. Eder 2005 Trust have any plans, which relate to or would result in: (a) the  acquisition  by any person of  additional securities of the issuer,  or the  disposition  of the securities of the issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation,  involving  the  issuer or any of its  subsidiaries;  (c) a sale or transfer  of  a  material  amount  of  assets  of  the  issuer  or  any  of  its subsidiaries;  (d) any change in the present board of directors or management of the issuer,  including  any plans or  proposals  to change the number or term of directors  or to fill any  existing  vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the issuer;  (f) any other  material  change in the  issuer's  business or corporate  structure;  (g)
changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the  acquisition  of control of the issuer by any person;  (h) causing a class of  securities  of the issuer to be delisted from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer  quotation system of a registered national securities  association;
(i) a class of equity securities of the issuer becoming eligible for termination of  registration  pursuant  to Section  12(g)(4)  of the Act;  or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) (i) The aggregate number of securities identified pursuant to Item
          1 beneficially owned by Mr. Carlotti is 842,842, representing 18.8% of the 4,481,784 shares of the issuer's Class A Common Stock  outstanding on April 1,  2005,  of which  768,162  shares are held in trust by the
          Robert H. Eder 2005 Trust of which Mr.  Carlotti  is  trustee,  74,580 shares  are held in trust by the Linda  Eder  2005  Trust of which Mr.
          Carlotti is trustee and 100 shares are held directly by Mr. Carlotti.

          (ii) The aggregate number of securities  identified pursuant to Item 1 beneficially  owned by the  Robert  H.  Eder  2005  Trust is  768,162, representing  17.1% of the  4,481,784  shares of the issuer's  Class A
          Common Stock outstanding on April 1, 2005.

          (b) (i) The number of shares as to which Mr.  Carlotti  has sole power to vote or to direct the vote is  842,842;  the number of shares as to which  there is shared  power to vote or to direct  the vote is 0; the number of  shares as to which  there is sole  power to  dispose  or to direct the  disposition  is 842,842;  the number of shares as to which there is shared power to dispose or direct the disposition is 0.

          (ii) The  number of shares as to which the  Robert H. Eder 2005  Trust has sole power to vote or to direct the vote is 768,162; the number of shares as to which there is shared power to vote or to direct the vote is 0; the number of shares as to which  there is sole power to dispose or to direct the  disposition  is 768,162;  the number of shares as to which there is shared power to dispose or direct the disposition is 0.

(c)      (i), (ii) None

(d)      (i), (ii) Not applicable.

(e)      (i), (ii) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Carlotti serves as trustee of the Robert H. Eder 2005 Trust pursuant to a trust agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  April 14, 2005                       /s/ Stephen J. Carlotti
                                                -----------------------------------------------------
                                                Stephen J. Carlotti

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  April 14, 2005                           Robert H. Eder 2005 Trust

                                             By: /s/ Stephen J. Carlotti
                                                    ------------------------------------------------
                                               Name: Stephen J. Carlotti
                                                     Title: Trustee